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KAHIKI FOODS, INC. logo


                                                              August 25, 2005




Ms. Carmen Moncada-Terry
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549



                                         Re:   Kahiki Foods, Inc. Registration
                                               Statement on Form SB-2
                                               File No. 333-126268




Dear Ms. Moncada-Terry:

         Pursuant to Rule 461, we hereby request that the effective date of the above referenced Registration Statement be accelerated to become effective at 3:00 p.m., Monday, August 29. 2005, or as soon thereafter as possible.

                                              Very truly yours,

                                              KAHIKI FOODS, INC.


                                              Alan L. Hoover, Acting President